                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    Form 11-K



 (Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE
      ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2000


                                       OR


  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to ___________




                          Commission File Number 1-8777



                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan



                             Virco Mfg. Corporation



                                2027 Harpers Way
                           Torrance, California 90501

                                  INTRODUCTION




Virco Mfg. Corporation, a Delaware corporation, has established the Employee Stock Ownership Plan (the Plan). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION


ITEM 1.         Not applicable.

ITEM 2.         Not applicable.

ITEM 3.         Not applicable.

ITEM 4.         Financial statements and exhibits

                (a)   Financial statements:

                      Financial statements and financial statement schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

                (b)   Exhibits:

                      Consent of Independent Auditors

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES





Report of Independent Auditors................................................1
Statements of Net Assets Available for Benefits with Fund Information.........2
Statements of Changes in Net Assets Available for Benefits
   with Fund Information......................................................4
Notes to Financial Statements.................................................6


Supplemental Schedules

Schedule H, Line 4i - Assets Held for Investment Purposes at End of Year.....14
Schedule H, Line 4j - Reportable Transactions................................15
Schedule G, Part III - Schedule of Nonexempt Transactions....................16

Exhibit

Consent of Independent Auditors..............................................17


                                   SIGNATURES



     Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2000 to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Virco Mfg. Corporation
                                   Employee Stock Ownership Plan




Date:  June 29, 2001              By  /s/  Robert Dose
                                     -------------------------------------------
                                     Robert Dose
                                     Vice President - Finance



                                      /s/  Bassey Yau
                                     -------------------------------------------
                                     Bassey Yau
                                     Corporate Controller

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
Virco Mfg. Corporation Employee Stock Ownership Plan
Years ended December 31, 2000 and 1999
with Report of Independent Auditors

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 2000 and 1999




                                    CONTENTS


Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits with Fund Information.........2
Statements of Changes in Net Assets Available for Benefits
   with Fund Information......................................................4
Notes to Financial Statements.................................................6


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year............................................................14
Schedule H, Line 4j - Schedule of Reportable Transactions....................15
Schedule G, Part III - Schedule of Nonexempt Transactions....................16


                         Report of Independent Auditors

Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation Employee Stock Ownership Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP


June 27, 2001

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 2000


                                                  UNALLOCATED                                ALLOCATED
                                        -----------------------------------------------------------------------------------
                                           VIRCO MFG.                       VIRCO MFG.                      EXCELSIOR
                                          CORPORATION                      CORPORATION      EXCELSIOR     INSTITUTIONAL
                                             COMMON       CONTRIBUTION        COMMON      INSTITUTIONAL    TOTAL RETURN
                                             STOCK          ACCOUNT           STOCK        EQUITY FUND      BOND FUND
                                        -----------------------------------------------------------------------------------

ASSETS
Investments (at fair value):
   Market rate investments                $          -    $    252,031     $      15,886   $   2,062,143   $     184,783
   Bonds                                             -               -                 -               -         506,834
   Common stocks                               552,396               -         5,341,733       3,159,367               -
   Participant loans                                 -               -                 -               -               -
                                        -----------------------------------------------------------------------------------
                                               552,396         252,031         5,357,619       5,221,510         691,617

Participants' contributions receivable               -         140,796                 -               -               -
Accrued interest and dividend income             1,221           2,458            11,081           9,381           3,482
                                        -----------------------------------------------------------------------------------
Total assets                                   553,617         395,285         5,368,700       5,230,891         695,099

LIABILITIES
Loan payable                                   696,098               -                 -               -               -
Accrued interest                                 5,229               -                 -               -               -
Excess participants' contributions                   -          93,717                 -               -               -
                                        -----------------------------------------------------------------------------------
Total liabilities                              701,327          93,717                 -               -               -
                                        -----------------------------------------------------------------------------------

Net assets available for benefits         $   (147,710)   $    301,568     $   5,368,700   $   5,230,891   $     695,099
                                        ===================================================================================


                                                  ALLOCATED
                                       --------------------------------

                                          EXCELSIOR
                                        INSTITUTIONAL    PARTICIPANT
                                          MONEY FUND        LOANS          TOTAL
                                       ------------------------------------------------
ASSETS
Investments (at fair value):
   Market rate investments               $    294,741    $          5   $   2,809,589
   Bonds                                            -               -         506,834
   Common stocks                                    -               -       9,053,496
   Participant loans                                -         361,581         361,581
                                       ------------------------------------------------
                                              294,741         361,586      12,731,500

Participants' contributions receivable              -               -         140,796
Accrued interest and dividend income            1,544          13,599          42,766
                                       ------------------------------------------------
Total assets                                  296,285         375,185      12,915,062

LIABILITIES
Loan payable                                        -               -         696,098
Accrued interest                                    -               -           5,229
Excess participants' contributions                  -               -          93,717
                                       ------------------------------------------------
Total liabilities                                   -               -         795,044
                                       ------------------------------------------------

Net assets available for benefits        $    296,285    $    375,185   $  12,120,018
                                       ================================================

See accompanying notes.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1999


                                                  UNALLOCATED                             ALLOCATED
                                        ---------------------------------------------------------------------------------
                                           VIRCO MFG.                       VIRCO MFG.                      EXCELSIOR
                                          CORPORATION                      CORPORATION      EXCELSIOR     INSTITUTIONAL
                                             COMMON       CONTRIBUTION        COMMON      INSTITUTIONAL    TOTAL RETURN
                                             STOCK          ACCOUNT           STOCK        EQUITY FUND      BOND FUND
                                        ---------------------------------------------------------------------------------
ASSETS
Investments (at fair value):
   Market rate investments                $      1,826    $    494,280     $       9,740   $     514,053   $      36,224
   Bonds                                             -               -                 -               -         463,474
   Common stocks                               193,674               -         6,385,392       3,504,976               -
   Participant loans                                 -               -                 -               -               -
                                        ---------------------------------------------------------------------------------
                                               195,500         494,280         6,395,132       4,019,029         499,698

Participants' contributions receivable               -         106,786                 -               -               -
Accrued interest income                            537           4,349            10,151           1,721           2,752
                                        ---------------------------------------------------------------------------------
Total assets                                   196,037         605,415         6,405,283       4,020,750         502,450

LIABILITIES
Loan payable                                   220,988               -                 -               -               -
Accrued interest                                 6,664               -                 -               -               -
Excess participants' contributions                   -          39,484                 -               -               -
                                        ---------------------------------------------------------------------------------
Total liabilities                              227,652          39,484                 -               -               -
                                        ---------------------------------------------------------------------------------

Net assets available for benefits         $    (31,615)   $    565,931     $   6,405,283   $   4,020,750   $     502,450
                                        =================================================================================


                                                  ALLOCATED
                                        --------------------------------

                                           EXCELSIOR
                                         INSTITUTIONAL    PARTICIPANT
                                           MONEY FUND        LOANS          TOTAL
                                        ------------------------------------------------

ASSETS
Investments (at fair value):
   Market rate investments                $    202,801    $          -   $   1,258,924
   Bonds                                             -               -         463,474
   Common stocks                                     -               -      10,084,042
   Participant loans                                 -         331,683         331,683
                                        ------------------------------------------------
                                               202,801         331,683      12,138,123

Participants' contributions receivable               -               -         106,786
Accrued interest income                            927               2          20,439
                                        ------------------------------------------------
Total assets                                   203,728         331,685      12,265,348

LIABILITIES
Loan payable                                         -               -         220,988
Accrued interest                                     -               -           6,664
Excess participants' contributions                   -               -          39,484
                                        ------------------------------------------------
Total liabilities                                    -               -         267,136
                                        ------------------------------------------------

Net assets available for benefits         $    203,728    $    331,685   $  11,998,212
                                        ================================================


See accompanying notes.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

           Statements of Changes in Net Assets Available for Benefits
                             with Fund Information

                          Year ended December 31, 2000



                                                     UNALLOCATED                               ALLOCATED
                                           --------------------------------- -----------------------------------------------
                                              VIRCO MFG.                       VIRCO MFG.                      EXCELSIOR
                                             CORPORATION                       CORPORATION     EXCELSIOR     INSTITUTIONAL
                                                COMMON       CONTRIBUTION        COMMON      INSTITUTIONAL    TOTAL RETURN
                                                STOCK          ACCOUNT            STOCK       EQUITY FUND      BOND FUND
                                           --------------------------------- -----------------------------------------------

Additions to net assets attributed to:
   Participant contributions                 $          -    $  2,169,562      $      1,334   $      8,293    $      1,626
   Earnings on investments:
     Interest                                         309          23,360             1,007         62,534          36,392
     Dividends                                      2,860               -            42,905          4,385               -
   Net appreciation (depreciation) in             (97,766)              -        (1,044,489)      (349,961)         28,877
     fair value
                                           --------------------------------- -----------------------------------------------
Total additions (reductions)                      (94,597)      2,192,922          (999,243)      (274,749)         66,895

Deductions from net assets attributed to:
   Benefits paid to participants                        -               -           439,268        149,572          49,298
   Excess contributions                                 -          93,717                 -              -               -
   Interest expense                                20,917               -                 -              -               -
                                           --------------------------------- -----------------------------------------------
Total deductions                                   20,917          93,717           439,268        149,572          49,298
                                           --------------------------------- -----------------------------------------------

Increase (decrease) in net assets prior to       (115,514)      2,099,205        (1,438,511)      (424,321)         17,597
   transfers
Net investment fund transfers                        (581)     (2,363,568)          401,928      1,634,462         175,052
                                           --------------------------------- -----------------------------------------------
Net increase (decrease)                          (116,095)       (264,363)       (1,036,583)     1,210,141         192,649

Net assets available for benefits:
   Beginning of year                              (31,615)        565,931         6,405,283      4,020,750         502,450
                                           --------------------------------- -----------------------------------------------
   End of year                               $   (147,710)   $    301,568      $  5,368,700   $  5,230,891    $    695,099
                                           ================================= ===============================================


                                                      ALLOCATED
                                           ---------------------------------

                                              EXCELSIOR
                                            INSTITUTIONAL    PARTICIPANT
                                              MONEY FUND        LOANS            TOTAL
                                           --------------------------------------------------

Additions to net assets attributed to:
   Participant contributions                 $         99    $          -    $   2,180,914
   Earnings on investments:
     Interest                                      15,804          43,960          183,366
     Dividends                                          -               -           50,150
   Net appreciation (depreciation) in                   -               -       (1,463,339)
     fair value
                                           --------------------------------------------------
Total additions (reductions)                       15,903          43,960          951,091

Deductions from net assets attributed to:
   Benefits paid to participants                   19,276          57,237          714,651
   Excess contributions                                 -               -           93,717
   Interest expense                                     -               -           20,917
                                           --------------------------------------------------
Total deductions                                   19,276          57,237          829,285
                                           --------------------------------------------------

Increase (decrease) in net assets prior to         (3,373)        (13,277)         121,806
   transfers
Net investment fund transfers                      95,930          56,777                -
                                           --------------------------------------------------
Net increase (decrease)                            92,557          43,500          121,806

Net assets available for benefits:
   Beginning of year                              203,728         331,685       11,998,212
                                           --------------------------------------------------
   End of year                               $    296,285    $    375,185    $  12,120,018
                                           ==================================================


See accompanying notes.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

           Statements of Changes in Net Assets Available for Benefits
                             with Fund Information

                          Year ended December 31, 1999


                                                     UNALLOCATED                                ALLOCATED
                                           --------------------------------- -----------------------------------------------
                                              VIRCO MFG.                       VIRCO MFG.                      EXCELSIOR
                                             CORPORATION                       CORPORATION     EXCELSIOR     INSTITUTIONAL
                                                COMMON       CONTRIBUTION        COMMON      INSTITUTIONAL    TOTAL RETURN
                                                STOCK          ACCOUNT            STOCK       EQUITY FUND      BOND FUND
                                           --------------------------------- -----------------------------------------------

Additions to net assets attributed to:
   Participant contributions                 $          -    $  2,117,978      $      2,279   $      2,739    $        919
   Earnings on investments:
     Interest                                         371          23,563             2,637          7,031          28,460
     Dividends                                      1,143               -            37,332          6,438               -
   Net appreciation (depreciation) in
     fair value                                   (27,705)              -        (1,741,498)       837,593         (38,815)
                                           --------------------------------- -----------------------------------------------
Total additions (reductions)                      (26,191)      2,141,541        (1,699,250)       853,801          (9,436)

Deductions from net assets attributed to:
   Benefits paid to participants                        -               -           590,605        156,888         123,418
   Excess contributions                                 -          39,484                 -              -               -
   Interest expense                                22,591               -                 -              -               -
                                           --------------------------------- -----------------------------------------------
Total deductions                                   22,591          39,484           590,605        156,888         123,418
                                           --------------------------------- -----------------------------------------------

Increase (decrease) in net assets prior to
   transfers                                      (48,782)      2,102,057        (2,289,855)       696,913        (132,854)
Net investment fund transfers                      15,846      (1,679,305)          668,735        774,229         153,781
                                           --------------------------------- -----------------------------------------------
Net increase (decrease)                           (32,936)        422,752        (1,621,120)     1,471,142          20,927

Net assets available for benefits:
   Beginning of year                                1,321         143,179         8,026,403      2,549,608         481,523
                                           --------------------------------- -----------------------------------------------
   End of year                               $    (31,615)   $    565,931      $  6,405,283   $  4,020,750    $    502,450
                                           ================================= ===============================================


                                                     ALLOCATED
                                           --------------------------------

                                             EXCELSIOR
                                           INSTITUTIONAL    PARTICIPANT
                                             MONEY FUND        LOANS            TOTAL
                                           -------------------------------------------------

Additions to net assets attributed to:
   Participant contributions                $      2,298    $          -    $   2,126,213
   Earnings on investments:
     Interest                                      9,781          28,650          100,493
     Dividends                                         -               -           44,913
   Net appreciation (depreciation) in
     fair value                                        -               -         (970,425)
                                           -------------------------------------------------
Total additions (reductions)                      12,079          28,650        1,301,194

Deductions from net assets attributed to:
   Benefits paid to participants                  37,797          21,973          930,681
   Excess contributions                                -               -           39,484
   Interest expense                                    -               -           22,591
                                           -------------------------------------------------
Total deductions                                  37,797          21,973          992,756
                                           -------------------------------------------------

Increase (decrease) in net assets prior to
   transfers                                     (25,718)          6,677          308,438
Net investment fund transfers                     35,493          31,221                -
                                           -------------------------------------------------
Net increase (decrease)                            9,775          37,898          308,438

Net assets available for benefits:
   Beginning of year                             193,953         293,787       11,689,774
                                           -------------------------------------------------
   End of year                              $    203,728    $    331,685    $  11,998,212
                                           =================================================


See accompanying notes.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 2000


1. PLAN DESCRIPTION

Virco Mfg. Corporation (the Company) established the Virco Mfg. Corporation Employee Stock Ownership Plan (the Plan) effective as of April 1, 1993, as a leveraged employee stock ownership plan (ESOP). The Plan is designed to comply with Section 4975 (e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is an employee stock ownership plan with a 401(k) cash or deferred arrangement provision. The portion of the Plan that is a cash or deferred arrangement is intended to constitute a plan described in ERISA section 404(c) to the extent amounts are invested in assets or funds other than Company Stock. The Plan is administered by a Plan Committee comprising at least two persons appointed by the Company's Board of Directors.

The Plan's assets are held by U.S. Trust Company of California (U.S. Trust). Contributions are held and managed by U.S. Trust, which invests cash received, interest and dividend income, and makes distributions to participants.

Employees of the Company are eligible to participate if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year. Eligible employees may defer from 1% to 15% of basic compensation on a before-tax basis, limited to $10,000 in 2000 and 1999; however, the maximum monthly contribution percentage decreases for highly compensated employees. Contributions are held by U.S. Trust in an Unallocated Contributions Account (a market rate account which earns interest) until receipt of instructions from the Plan Administrator on how to allocate the contributions among the investment funds. No current income tax liability accrues to the participants in connection with Company contributions, interest, dividends or capital gains (losses) realized by the Plan.

Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. However, participants may make withdrawals while still employed anytime after reaching the age of 59-1/2, or if the participant becomes disabled as defined in the Plan. Withdrawals can also be made while still employed due to a "hardship" need. These withdrawals may be made once during any 12-month period and must comply with Code Section 401(k) and the applicable regulations. Participants in the Virco Mfg. Corporation Common Stock Fund may request Company Common Stock, valued at current market value, in lieu of cash.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


1. PLAN DESCRIPTION (CONTINUED)

All shares of Company Common Stock allocated to participant accounts are voted by U.S. Trust in accordance with the participant's instructions. Allocated shares not voted by participants are voted pro rata by U.S. Trust based on votes actually cast by participants.

The participant is immediately 100% vested in the value of his contributions and is automatically 100% vested in the value of any matching contributions on the participant's 65th birthday, death, or if he becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant's vesting in the value of any matching or other Company contributions will be based upon the participant's years of vesting service and in accordance with the following schedule:


     YEARS OF SERVICE                                VESTED INTEREST
----------------------------                    ---------------------------

Less than 3                                                   0%
3, but less than 4                                           20%
4, but less than 5                                           40%
5, but less than 6                                           60%
6, but less than 7                                           80%
7 or more                                                   100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan.

The Company reserves the right to change or discontinue the Plan at any time. If the Plan is fully or partially terminated within the meaning of applicable federal law, each affected participant will be 100% vested in the value of his account as of the date of the Plan termination.

Subject to the amendment or termination of the Plan, as of the last day of a Plan year, the Company may, in its sole discretion, make a matching contribution to each participant's account to the extent that the participant has contributed to the Virco Mfg. Common Stock Fund. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company Common

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


1. PLAN DESCRIPTION (CONTINUED)

Stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the years ended December 31, 2000 and 1999.

Participants who maintain account balances of $2,000 or more are eligible to borrow up to 50% of their vested account balance. The amount borrowed cannot exceed $50,000 and the terms of the loans are generally for a period of five years. Participant loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participant's vested interest.

Additional information about the Plan is contained in the "Virco Mfg. Corporation Employee Stock Ownership Plan Summary Plan Description." Copies of this document are available from the Company. Participants should refer to the Plan document for a more complete description of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF ASSETS

Investments are stated at fair value. The fair value of assets is determined on the basis of the quoted market and redemption values on the last business day of the Plan year. The cost of investments sold is determined on the specific-identification method.

CONTRIBUTIONS

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, Plan participants.

EARNINGS ALLOCATION

Net investment income (loss) of each Fund is allocated quarterly to the individual participant's accounts based on the ratio of each participant's balance to the total of all participant balances as of the beginning of the month.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BENEFIT PAYMENTS

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FUTURE ACCOUNTING REQUIREMENTS

The Financial Accounting Standards Board has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement 133, which require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Statements are required to be adopted for fiscal years beginning after June 15, 2000. The Plan does not expect SFAS No. 133, as amended, to have any effect on the Plan's net assets available for benefits as the Plan does not currently use derivatives or engage in hedging activities.

3. INVESTMENTS

Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options listed below. All employer contributions are made to the Virco Mfg. Corporation Common Stock Fund until the employee reaches age 55, after which time the Company's contributions are made in cash and participants can allocate the funds to any of the options.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

o Virco Mfg. Corporation Common Stock Fund - Funds are invested in the Company's Common Stock.

o Excelsior Institutional Equity Fund - Funds are invested in common stocks and similar equities with a potential growth for capital. It may also invest in government or corporate bonds and cash equivalents.

o Excelsior Institutional Total Return Bond Fund - Funds are invested in investment grade fixed income securities to maximize the total rate of return consistent with moderate risk of capital and maintenance of liquidity.

o Excelsior Institutional Money Fund - Funds are invested in U.S. dollar-denominated money market obligations with maturities of 397 days or less.

Cash and short-term marketable securities may be held in any or all of these funds pending investment or distribution.

Participants may change investment choices once during any Plan quarter by transferring a percentage from one investment fund to another effective as of the last day of that quarter. Elections to move assets from one fund to another will also be given effect as of the end of the Plan quarter. The investments in shares of the Fund are valued at the closing net asset value per share as determined by the appropriate Fund portfolio at year-end.

The Plan's investments, as held by U.S. Trust at December 31, 2000 and 1999, are as follows:


           IDENTITY OF ISSUE                             2000              1999
-------------------------------------------------------------------------------

Excelsior Institutional Money Fund                    $ 2,809,589    $ 1,258,924
Excelsior Institutional Total Return Bond Fund            506,834        463,474
Excelsior Institutional Equity Fund                     3,159,367      3,504,976
Virco Mfg. Corporation Common Stock                     5,894,129      6,579,066
Participant loans                                         361,581        331,683
                                                      --------------------------
                                                      $12,731,500    $12,138,123
                                                      ==========================

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated (depreciated) as follows:


                                                       YEAR ENDED DECEMBER 31
                                                        2000             1999
                                                    ----------------------------

Excelsior Institutional Total Return Bond Fund      $    28,877     $   (38,815)
Excelsior Institutional Equity Fund                    (349,961)        837,593
Virco Mfg. Corporation Common Stock                  (1,142,255)     (1,769,203)
                                                    ----------------------------
Net depreciation for the period                     $(1,463,339)    $  (970,425)
                                                    ===========================

4. LOAN PAYABLE

The Plan has a $1,500,000 Revolving Line of Credit Agreement (the Agreement), as amended, with Wells Fargo Bank, N.A. (the Bank) expiring October 1, 2001. Under the Agreement, the Bank makes advances to the Plan from time to time to enable the Plan to purchase Company Common Stock. The Common Stock purchased is pledged to the Bank as security. All indebtedness of the Plan to the Bank is guaranteed by the Company up to the principal amount of $1,500,000 and all borrowings in excess of $500,000 must be authorized by the Company's Board of Directors. Outstanding borrowings, which bear interest at the prime rate, were $696,098 at December 31, 2000 and $220,988 at December 31, 1999. For 2000 and 1999, the
interest rate averaged 9.3% and 8.0%, respectively.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchases Company Common Stock to fulfill participant contributions to the Virco Mfg. Corporation Common Stock Fund through open market purchases and, from time to time, through parties-in-interest transactions, respectively. The per share purchase price is determined to be the lesser of (a) the closing market price on the day of transaction, or (b) the average closing price for the last 20 days in which 1,000 or more shares were publicly traded, less a 5% discount.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                         DECEMBER 31
                                                                   2000              1999
                                                            --------------------------------------


Net assets available for benefits per the financial
   statements                                                 $    12,120,018   $    11,998,212

Amounts allocated to withdrawing participants                        (611,021)         (198,681)
                                                            --------------------------------------
Net assets available for benefits per Form 5500               $    11,508,997   $    11,799,531
                                                            ======================================


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


                                                                         DECEMBER 31
                                                                   2000              1999
                                                            --------------------------------------


Benefits paid to participants per the financial statements
                                                              $       714,651   $       930,681
Add: Amounts allocated on Form 5500 to withdrawn
   participants at end of current year                                611,021           198,681
Less: Amounts allocated on Form 5500 to withdrawn
   participants at end of prior year                                 (198,681)         (145,019)
                                                            --------------------------------------
Benefits paid to participants per Form 5500                   $     1,126,991   $       984,343
                                                            ======================================




Amounts allocated to withdrawn participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2000 and 1999, but not yet paid as of those dates.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


7. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 10, 1995, stating that the Plan is qualified, in form, under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. Substantially all expenses associated with establishment, operation and administration of the Plan are borne by the Plan sponsor.

                             Supplemental Schedules

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan
                            EIN: 95-1613718 Plan: 002

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 2000


                                                        DESCRIPTION OF                                CURRENT
               IDENTITY OF ISSUE                          INVESTMENT                 COST              VALUE
--------------------------------------------------------------------------------------------------------------------

Excelsior Institutional Money Fund              Market Rate Account             $    2,809,589    $     2,809,589
Excelsior Institutional Total Return
  Bond Fund                                     Fixed Income Fund                      491,422            506,834

Excelsior Institutional Equity Fund             Common Stock Fund                    3,244,887          3,159,367
Virco Mfg. Corporation                          Common Stock                         4,835,097          5,894,129
   Common Stock*
Participant Loans*                              **                                                        361,581
                                                                                                --------------------
                                                                                                  $    12,731,500
                                                                                                ====================


*  Party-in-interest.

** The participant loans represent loans to 158 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participants' vested interests. The prime rate ranged from 8.75% to 9.50% in the current year.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan
                            EIN: 95-1613718 Plan: 002

            Schedule H, Line 4j - Schedule of Reportable Transactions

                      For the year ended December 31, 2000


                                                                    ------------------------
                                                                            NUMBER OF           TOTAL VALUE   TOTAL VALUE  NET GAIN
                                                                    ------------------------
        IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSET           PURCHASES    SALES      OF PURCHASES   OF SALES     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - series of transactions in excess of 5% of Plan assets

Virco Mfg. Corporation*                   Common Stock                     25          16      $1,974,925   $1,510,486     $343,349
Wells Fargo Bank, N.A.*                   Line of Credit                   17           6       1,241,338      766,229            -

*Party-in-interest.



There were no category (i), (ii), or (iv) transactions during the year ended December 31, 2000.

                             Virco Mfg. Corporation
                          Employee Stock Ownership Plan
                            EIN: 95-1613718 Plan: 002

            Schedule G, Part III - Schedule of Nonexempt Transactions

                                December 31, 2000



                                                           (b)
                  (a)                        RELATIONSHIP TO PLAN, EMPLOYER,                         (c)
      IDENTITY OF PARTY INVOLVED                OR OTHER PARTY-IN-INTEREST                DESCRIPTION OF TRANSACTION
---------------------------------------- ---------------------------------------- ----------------------------------------

           Virco Mfg. Corp.                       Employer/Plan Sponsor               Failure to timely remit salary
                                                                                      deferral contributions of $77,106
                                                                                      for the payroll period of March 19
                                                                                      and March 26, 2000, that were
                                                                                      deposited on May 2, 2000




                         Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51717) pertaining to the Virco Mfg. Corporation Employee Stock Ownership Plan of our report dated June 27, 2001, with respect to the financial statements and schedules of the Virco Mfg. Corporation Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.



                                                   /s/  Ernst & Young LLP

 Long Beach, California
 June 27, 2001